Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF 2021 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2021 annual general meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) is to be held at North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 22 June 2022 at 2:00 p.m. for the following purposes:

ORDINARY RESOLUTIONS

To consider and pass the following ordinary resolutions by way of non-cumulative voting:

(1)	THAT the 2021 Work Report of the board of directors of the Company be considered and approved;

(2)	THAT the 2021 Work Report of the supervisory committee of the Company be considered and approved;

(3)	THAT the 2021 Audited Financial Statements of the Company be considered and approved;

(4)	THAT the 2021 Profit Distribution Plan of the Company be considered and approved;

(5)	THAT the 2022 Financial Budget Report of the Company be considered and approved;

(6)

THAT the re-appointment of KPMG Huazhen LLP and KPMG as the domestic and international auditors, respectively, of the Company for the year 2022 and the authorization of the board of directors to fix their remuneration be considered and approved;

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTIONS

To consider and pass the following special resolutions by way of non-cumulative voting:

(7)	THAT the authorization to the board of directors to decide on the registration and issuance of ultra short-term financing bonds be considered and approved; and

(8)

THAT the proposal to the shareholders at the general meeting to authorize the board of directors to repurchase domestic shares and/or overseas-listed foreign shares of the Company be considered and approved.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 18 May 2022

NOTICE OF ANNUAL GENERAL MEETING

Notes:

I.	Attendees of the AGM

1.	Eligibility for attending the AGM

Holders of A shares of the Company whose names appear on the domestic shares register of the Company maintained by Shanghai Branch of China Securities Depository and Clearing Corporation Limited (the “CSDC Shanghai Branch”) and holders of H shares of the Company whose names appear on the Register of Members of the Company maintained by the Company’s H shares share registrar, Hong Kong Registrars Limited, at the close of business on Friday, 17 June 2022 are eligible to attend the AGM. Unregistered holders of H shares who wish to attend the AGM shall lodge the transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Thursday, 16 June 2022.

2.	Proxy

(1)	A member eligible to attend and vote at the AGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a Shareholder of the Company.

(2)

A proxy should be appointed by a written instrument signed by the Shareholder or its attorney duly authorized in writing. If the form of proxy is signed by the attorney of the Shareholder, the power of attorney authorizing that attorney to sign or other authorization document(s) must be notarized.

(3)

To be valid, the completed form of proxy and/or the power of attorney or other authorization document(s) which has/have been notarized must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the AGM (i.e., not later than 2:00 p.m. on Tuesday, 21 June 2022) or any adjournment thereof (as the case may be). Holders of A shares shall deliver the relevant document(s) to the registered office of the Company at No. 48 Jinyi Road, Jinshan District Shanghai, the PRC, Postal code: 200540 for the attention of the Secretariat of the Board. Holder of H shares shall deliver the relevant document(s) to the Company’s H shares share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the shareholder will be deemed as having not attended the AGM and the relevant form of proxy will be deemed void.

3.	The directors, the supervisors and the senior management of the Company

4.	The lawyers of the Company

5.	Others

II.	Registration procedures for attending the AGM

1.

A Shareholder of the Company or his/her/its proxy shall produce proof of identity (identity card or passport) when attending the AGM. If the Shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a representative is appointed by the corporate shareholder to attend the meeting, the representative shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.

According to the recent requirements of the governments at all levels concerning the prevention and control of COVID-19, the Company suggests that the H Shareholder and the person authorized by H Shareholder appointing the chairman of the AGM as proxy to attend the AGM.

3.

Shareholders registered to attend the AGM may submit questions related to the resolutions submitted at the AGM, or ask questions during the AGM. The company will answer the questions raised by H Shareholders at the AGM and the questions submitted in advance.

III.	Miscellaneous

1.	Each Shareholder or his/her/its proxy shall exercise his/her/its voting rights by way of poll.

2.	The AGM is expected to last for less than a working day. Shareholders or their proxies who will attend the AGM shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of Register of Members in relation to the eligibility of attending the AGM

The Register of Members of the Company’s H shares will be closed from Friday, 17 June 2022 to Wednesday, 22 June 2022 (both days inclusive), during which period no transfer of H shares will be registered, in order to confirm the H shares Shareholders’ eligibility to attend the AGM. Unregistered holders of the Company’s H shares who wish to attend and vote at the AGM should lodge the H shares transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 16 June 2022.

Date of closure of Register of Members in relation to the distribution of Final Dividend to holders of the Company’s H shares

The Board has proposed to distribute a dividend for the year of 2021 of RMB0.1 per share (tax inclusive) (the “Final Dividend”) based on the total number of shares of the Company on the record date for dividend distribution. Subject to the passing of the resolution by the Shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Thursday, 28 July 2022 to H shares Shareholders whose names appear on the Register of Members of the Company’s H shares at the close of business on Tuesday, 5 July 2022. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Register of Members of the Company’s H shares will be closed from Thursday, 30 June 2022 to Tuesday, 5 July 2022 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the H shares Shareholders’ entitlement to receive the Final Dividend. Unregistered holders of the Company’s H shares who wish to receive the Final Dividend should lodge the H shares transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 29 June 2022.

For domestic individuals and corporate investors who invested in H shares of the Company via Southbound Trading, the Company has entered into “The Agreement on Distribution of Cash Dividends of H shares for Southbound Trading” with CSDC Shanghai Branch, pursuant to which, the CSDC Shanghai Branch, as the nominee holder of H shares of the Company for the investors of Southbound Trading, will receive cash dividend distributed by the Company and distribute the cash dividend to the relevant investors of Southbound Trading through its depository and clearing system. The arrangement of the record date of the investors of Southbound Trading is consistent with that of the Company’s H shares shareholders. The Final Dividend is expected to be paid within three business days of Southbound Trading from Thursday, 28 July 2022. The Final Dividend payable to the investors of Southbound Trading who invested in H shares of the Company will be paid in Renminbi.

Withholding of both corporate and individual income tax on dividends:

Pursuant to the Law of the People’s Republic of China on Enterprise Income Tax, and its implementation rules and the relevant provisions, when the Company distributes dividends to its Shareholders who are overseas non-resident enterprises on the Register of Members of H shares of the Company, the Company has the obligation to withhold the enterprise income tax at a rate of 10%. All shares registered in the name of non-individual shareholders on the Register of Members of H shares of the Company, including HKSCC (Nominees) Limited, other corporate nominees and trustees, or other groups and organizations will be treated as shares held by non-resident enterprise shareholders and, thus, the income tax will be withheld on the dividends received. If any holder of the Company’s H shares would like to change his/ her/its residency status, please enquire the relevant procedures with his/her/its nominee or trustee.

Pursuant to the Guo Shui Han [2011] No. 348 issued by the State Administration of Taxation, for individual holders of the Company’s H shares (the “Individual H Shares Shareholders”), the Company shall withhold and pay the individual income tax for dividends on behalf of such Shareholders. Meanwhile, the Individual H Shares Shareholders may be entitled to relevant tax preferential treatments under the tax agreements between the PRC and the countries in which the Individual H Shares Shareholders reside or under the tax arrangements between Mainland China and Hong Kong (Macau). For Individual H Shares Shareholders who are Hong Kong or Macau residents or who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company will withhold and pay individual income tax at the rate of 10% on behalf of such Individual H Shares Shareholders. For Individual H Shares Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company may make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Announcement of the State Administration of Taxation in relation to Issuance of the “Administrative Measures on Preferential Treatment Entitled by Non-residents Under Tax Treaties” (《國家稅務總局關於發佈〈非居民納稅人享受稅收協定待遇管理辦法〉的公告》 ). For Individual H Shares Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of higher than 10% but lower than 20% in respect of dividend, the Company will withhold and pay individual income tax at the actual agreed tax rate on behalf of such Individual H Shares Shareholders. For Individual H Shares Shareholders who reside in a country which has not entered into any tax agreement with the PRC or which has entered into a tax agreement with the PRC stipulating a tax rate of 20% in respect of dividend, or under any other circumstances, the Company will withhold and pay the individual income tax at a tax rate of 20% on behalf of such Individual H Shares Shareholders.

Pursuant to the Notice on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No. 81):

For dividends received by the Mainland China investors who invest in H shares of the Company via the Shanghai-Hong Kong Stock Connect, the Company will withhold and pay income tax at the rate of 20% on behalf of such individuals and investment funds. The Company will neither withhold nor pay income tax of the dividends received by corporate investors, and the tax should be declared and paid by the corporate investors themselves.

For dividends received by Hong Kong investors (enterprises or individuals) that invest in A shares of the Company via the Shanghai-Hong Kong Stock Connect, income tax shall be withheld at the tax rate of 10% by the Company and the Company shall undergo the procedure of tax withholding and declaration with the tax authorities in charge. For investors who reside in a country which has entered into a tax agreement with the PRC stipulating a tax rate of less than 10% in respect of dividend, the enterprises or individuals may apply to the taxation authority of the Company for tax preference of the tax agreement by themselves or authorize the tax withholding obligator to file such an application. The taxation authority in charge will, after verification and approval, refund the taxes based on the difference between the taxes levied and the taxes payable calculated according to the tax rate of the tax agreement.

The Company will determine the country of residence of the Individual H Shares Shareholders based on the registered address as recorded in the Register of Members of the Company’s H shares (the “Registered Address”) as at the close of business on Tuesday, 5 July 2022 and will withhold and pay individual income tax on that basis. If the country of residence of the Individual H Shares Shareholder is not the same as the Registered Address, the Individual H Shares Shareholder shall notify the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, and provide relevant supporting documents not later than 4:30 p.m. on Wednesday, 29 June 2022. If the Individual H Shares Shareholders do not provide relevant supporting documents to the Company’s H shares share registrar within the time limit stated above, the Company will determine the country of residence of the Individual H Shares Shareholders based on the Registered Address recorded in the Register of Members of the Company’s H shares as at the close of business on Tuesday, 5 July 2022.

The Company will assume no liability and will not entertain any claims arising from and whatsoever in respect of any delay or error in determination of the residency status of the individual H Shares Shareholders of the Company or any disputes over the tax withholding mechanism.

If holders of the Company’s H shares have any questions regarding the aforesaid arrangements, please consult your tax advisor on the taxation impact in Mainland China, Hong Kong and other countries (regions) for owning and disposing the Company’s H shares.

The record date, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced in a separate announcement.

4.	The Secretariat for the AGM is the Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited and the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 5794 3143

Fax: (8621) 5794 0050

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